

September 27, 2013

Via E-Mail
Mr. James J. Kohn
Chief Financial Officer
Nevada Gold & Casinos Inc.
133 East Warm Springs Road
Suite 102
Las Vegas, NV 89119

    Re: **Nevada Gold & Casinos Inc.**
              Form 10-K for the year ended April 30, 2013
              Filed July 29, 2013
              File No. 001-15517

Dear Mr. Kohn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Fiscal Years ended April 30, 2013 and April 30, 2012

1. We note your discussion on casino operating expenses, food and beverage, and marketing and administrative expenses is limited to factual statements and does not provide any insight as to the reasons for the fluctuations. Please expand such discussion to provide the underlying economic business reasons that responsible for fluctuations in your statements of operations.

Note 8. Goodwill and Intangible Assets, page 43

2. Please revise your goodwill footnote to comply with segment disclosure requirements pursuant to ASC 350-20-50-1. Your revised footnote should specify the amount of goodwill assigned to each segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief